UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

AMENDMENT NO. 1 to
 SCHEDULE TO
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

WELLCARE HEALTH PLANS, INC.
(Name of Subject Company (Issuer) and Filing Persons (Offeror))
Options to Purchase Common Stock, $0.01 Par Value, with an Exercise Price Greater than or Equal to
$40.00 Per Share
(Title of Class of Securities)

94946T106
(CUSIP Number of Class of Securities (Underlying Common Stock))

Timothy S. Susanin
Senior Vice President, General Counsel and Secretary
WellCare Health Plans, Inc.
8735 Henderson Road, Renaissance One
Tampa, Florida 33634
(813) 290-6200
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

Copies to:
J. Warren Gorrell, Jr.
Stuart A. Barr
Hogan & Hartson LLP
555 Thirteenth Street, NW
Washington, DC 20004
(202) 637-5600

CALCULATION OF FILING FEE

Transaction Valuation (1)	Amount of Filing Fee (2)
$7,990,031	$446

(1)
Estimated solely for purposes of calculating the amount of the filing fee. The calculation assumes that all options to purchase shares of the Issuer’s common stock that are eligible for exchange in the offer will be tendered pursuant to the offer. These options have an aggregate value of $7,990,031, calculated using a binomial lattice model.

(2)
The Amount of Filing Fee, calculated in accordance with the Securities Exchange Act of 1934, as amended, equals $55.80 per $1,000,000 of the aggregate amount of the Transaction Valuation.  The Transaction Valuation set forth above was calculated for the sole purpose of determining the Amount of Filing Fee and should not be used for any other purpose.

☒
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $446.	Form or Registration No.: Schedule TO-I.
Filing Party: WellCare Health Plans, Inc.	Date Filed: August 17, 2009.
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
	☐	third-party tender offer subject to Rule 14d-1.
	☒	issuer tender offer subject to Rule 13e-4.
	☐	going-private transaction subject to Rule 13e-3.
	☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

 This Amendment No. 1 (this “Amendment No. 1”) amends and supplements the Tender Offer Statement on Schedule TO (the “Schedule TO”) filed with the Securities and Exchange Commission on August 17, 2009, relating to an offer by WellCare Health Plans, Inc., a Delaware corporation (the “Company”), to exchange certain outstanding options to purchase shares of the Company’s common stock previously granted under the WellCare Health Plans, Inc. 2004 Equity Incentive Plan that have an exercise price per share greater than or equal to $40.00 for newly issued restricted stock units.

This Amendment No. 1 should be read together with the Schedule TO and the exhibits attached thereto, including, without limitation, the Offer to Exchange Certain Outstanding Stock Options for Restricted Stock Units, dated August 17, 2009. Only those items in the Schedule TO that have been amended are reported in this Amendment No. 1. Except as specifically provided herein, the information contained in the Schedule TO remains unchanged and this Amendment No. 1 does not modify any of the information previously reported on the Schedule TO or the exhibits attached thereto.

Item 12.    Exhibits.

Item 12 is hereby amended and restated to modify the Election Form previously filed as Exhibit (a)(1)(B) to the Schedule TO.  The first paragraph on page 2 of the Election Form has been modified to read as follows:

“I have received the Offer to Exchange dated August 17, 2009, this Election Form and the Form of Restricted Stock Unit Agreement (the “Award”). I understand and agree to be bound by all of the terms and conditions of the exchange offer as described in the Offer to Exchange and the Award, including the sections regarding the tax (including social insurance) and tax withholding consequences of participating in the exchange offer. I acknowledge that I am voluntarily participating in the exchange offer.”

Other than as set forth above, the information contained in the Election Form remains unchanged.  The Election Form, as modified, is attached hereto as Exhibit (a)(1)(B).

Exhibit No.	Description
(a)(1)(A)*	Offer to Exchange Certain Outstanding Stock Options for Restricted Stock Units.

(a)(1)(B)	Election Form.

(a)(1)(C)*	Notice of Withdrawal/Change of Election Form.

(a)(1)(D)*	Form of Cover Letter to Certain Eligible Option Holders Regarding the Stock Option Exchange Offer.

(a)(1)(E)*	Form of E-mail Communication to Eligible Option Holders Announcing Program Launch.

(a)(1)(F)*	Form of E-mail Communication Reminder to Eligible Option Holders.

(a)(1)(G)*	Screen shots from Stock Option Exchange Program Website.

(a)(1)(H)*	Form of Option Exchange Expiration and Confirmation Communication to Participants.

(a)(1)(I)*	Form of Option Exchange Expiration and Confirmation Communication to Non-Participants.

(a)(1)(J)*	Form of Communication Rejecting the Election Form.

(a)(1)(K)*	Form of Communication Rejecting the Notice of Withdrawal/Change of Election Form.

(a)(1)(L)*	Form of E-mail Communication to Certain Members of Management Regarding Program Launch.

(b)	Not applicable.

(d)(1)*	WellCare Health Plans, Inc. 2004 Equity Incentive Plan (incorporated by reference to the Company’s quarterly report on Form 10-Q for the quarterly period ended June 30, 2004).

(d)(2)*	Form of RSU Award Agreement.

(g)	Not applicable.

(h)	Not applicable.

99.1*
Risk Factors related to the Company and its business (incorporated by reference to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2008 and Quarterly Reports on Form 10-Q for the fiscal quarters ended March 31, 2009 and June 30, 2009).

*Previously filed

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Date: August 27, 2009	WELLCARE HEALTH PLANS, INC. /s/ Heath Schiesser
Heath Schiesser
President and Chief Executive Officer

EXHIBIT INDEX

Exhibit No.	Description
(a)(1)(A)*	Offer to Exchange Certain Outstanding Stock Options for Restricted Stock Units.

(a)(1)(B)	Election Form.

(a)(1)(C)*	Notice of Withdrawal/Change of Election Form.

(a)(1)(D)*	Form of Cover Letter to Certain Eligible Option Holders Regarding the Stock Option Exchange Offer.

(a)(1)(E)*	Form of E-mail Communication to Eligible Option Holders Announcing Program Launch.

(a)(1)(F)*	Form of E-mail Communication Reminder to Eligible Option Holders.

(a)(1)(G)*	Screen shots from Stock Option Exchange Program Website.

(a)(1)(H)*	Form of Option Exchange Expiration and Confirmation Communication to Participants.

(a)(1)(I)*	Form of Option Exchange Expiration and Confirmation Communication to Non-Participants.

(a)(1)(J)*	Form of Communication Rejecting the Election Form.

(a)(1)(K)*	Form of Communication Rejecting the Notice of Withdrawal/Change of Election Form.

(a)(1)(L)*	Form of E-mail Communication to Certain Members of Management Regarding Program Launch.

(b)	Not applicable.

(d)(1)*	WellCare Health Plans, Inc. 2004 Equity Incentive Plan (incorporated by reference to the Company’s quarterly report on Form 10-Q for the quarterly period ended June 30, 2004).

(d)(2)*	Form of RSU Award Agreement.

(g)	Not applicable.

(h)	Not applicable.

99.1*
Risk Factors related to the Company and its business (incorporated by reference to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2008 and Quarterly Reports on Form 10-Q for the fiscal quarters ended March 31, 2009 and June 30, 2009).

*Previously filed